Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Response to Comments Related to Offering Statement on Form 1-A

Filed July 25, 2022

File No. 024-11949

To whom it may concern,

Mass Megawatts has filed an amended Form 1-A to address the comments that the Commission sent on August 10,2022. A summary of the changes is addressed in this letter.

Response to Comment Number One:

Comment One was a need to revise and disclose whether a Form S-1 disclosure format or an Offering Circular disclosure format is being utilized. The Offering utilizes the Offering Circular disclosure format.

Response to Comment Number Two:

Comment Two noted that a fixed price was required to be disclosed in the offering and at the market offerings are not permitted under Regulation A. The Offering Circular had a price range for our share price. Attorney William Eilers stated that we should add the following after the price range on the cover page “with fixed price to be determined within two days of the qualification”. A fixed price for offering securities will replace the price range before the qualification since market offerings are not permitted under Regulation A. Attorney Eilers noted the price range in his legal opinion. If you believe that we should have a fixed price now or at any time sooner than “two days before qualification”, please let me know.

Response to Comment Number Three

Comment Three noted that the audited financials had to be updated since the company’s annual report on Form 10K for the fiscal year ended April 30, 2022 was filed on July 29, 2022. Form 1-A was updated to include the audited financial statements and related information from the Form 10K filed on July 29, 2022.

Response to Comment Number Four

Comment Four noted that Exhibits of “Auditor Consent” were required to be filed as Exhibits. The auditor consents were added in this amendment of Form 1-A.

In response to your considering qualification at our request, we request the qualification. In establishing a fixed price for the offering more than two days before qualification, please let me know the best method to do so. In other words, should the determination of a fixed price require filing an amendment or sending correspondence through the EDGAR system. We will adjust the “Use of Proceeds” section to reflect the fixed offering price.

If anyone has any further comments, please contact me.

Sincerely,

/s/ Jonathan Ricker
Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.